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15 February 2000

                                 MEDIA RELEASE

                Telecom reports $406 million half year earnings

                  ( Embargoed until 9.00am, 15 February 2000 )


Telecom today reported after-tax earnings of $197 million for the three months to 31 December 1999 and $406 million for the half year to 31 December 1999. Telecom will pay an 11.5 cents per share second quarter dividend.

Chairman Roderick Deane said Telecom is well into a new era where the Internet is part of everyday life, mobile phones are commonplace and phone, Internet, entertainment and computer companies are forming alliances to offer new services to customers.

"The trends seen world-wide are now sweeping through New Zealand and Australia," Dr Deane said. "We face a challenge balancing between the need for change and progress in the online world while still meeting the needs of customers in our traditional voice calling business."

Chief Executive Theresa Gattung said the change taking place in the industry showed up in the strong growth Telecom experienced in its cellular, data and Internet businesses.
                                    Overview
                                    --------

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                                                Half year                     2nd quarter
                                       Result            % change      Result            % change
Operating revenues *                   $1,784 million      + 3.2%      $897 million       + 4.4%
Operating expenses *                   $1,068 million      + 5.2%      $546 million       + 8.1%
Earnings before interest and tax *     $716 million        + 0.4%      $351 million       - 0.8%
Earnings excluding AAPT                $422 million        + 3.4%      $210 million       + 4.0%
Amortization of AAPT goodwill          ($5 million)                    ($5 million)
AAPT takeover funding costs            ($13 million)                   ($10 million)
Share of AAPT's earnings               $2 million                      $2 million
Net earnings                           $406 million        - 0.5%      $197 million       - 2.5%
Earnings per share                     23.2 cents          - 0.5%      11.2 cents         - 2.5%
Dividends per share                                                    11.5 cents      unchanged
* excluding AAPT
--------------------------------------------------------------------------------------------------

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Ms Gattung said Xtra is New Zealand's leading Internet Service Provider and portal. Xtra's customers are now spending, on average, 18 hours per month online and Xtra carries about 2.6 million emails every day.

"Xtra customers are spending almost twice as long online as they did a year ago and it is a profitable business. Xtra's revenue growth was 78 percent in the second quarter," Ms Gattung said. "That is quite remarkable, because four years ago that business didn't even exist."

"Telecom had its best ever quarter for new cellular connections and our third consecutive quarter of record cellular growth. One in three New Zealanders now have a cellphone," Ms Gattung said.

"And there is still plenty of room to grow. In some European countries, two out of three people have cellphones and forecasters believe there will eventually be more cellphones than people," she said.

The rapid growth in cellphone usage had affected local fixed-line calling.

                            Half-year volume growth
                            -----------------------

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                                          Year-on-year           Total as at and for
                                           % change            6 months to 31 Dec 1999
Cellular connections                       +51.9%                   857,900
Cellular call minutes                      +35.7%                   507.3 million
Fixed line to cellular call minutes        +34.3%                   273.4 million
XTRA customers                             +54.4%                   246,400
XTRA usage (per active customer)           +81.0%                   108.5 hours
ISDN lines                                 +58.6%                   67,900
Telephone access lines                     + 1.5%                   1.88 million
National call minutes                      + 1.5%                   1,021.0 million
International outward call minutes         +20.1%                   277.6 million
International inward call minutes          +26.5%                   213.5 million
--------------------------------------------------------------------------------------

"Local service revenue was flat, despite an increase in enhanced services and access lines largely because of substitution of cellular calls for local calls. People are choosing to pay a little more than local call prices in return for the convenience of being mobile," Ms Gattung said.
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Ms Gattung said there is continued strong competition in Telecom's traditional voice calling business.

"New Zealand's international call prices are now among the lowest anywhere in the world and national call prices are below the OECD average," she said. "Average international call prices out of New Zealand are now 16.3 percent lower than a year ago, while national call prices are almost 20 percent lower."



Media Inquiries:

Angus Barclay, Financial Communications Manager,
Telecom New Zealand    Phone 04-498-9372
angus.barclay@telecom.co.nz
---------------------------

Recent media releases can be found at the Telecom Home Page at http://www.telecom.co.nz
Click on "Media Releases" under the "About Telecom" heading.

Disclaimer
----------

This media release may contain forward looking statements about Telecom Corporation of New Zealand Limited (TCNZ) and the environment in which the company operates. Because these statements are forward looking, TCNZ's actual performance could differ materially. TCNZ's quarterly earnings announcement media releases, management commentaries and various documents filed with the US Securities & Exchange Commission, including the Annual Report on Form 20-F, contain additional information about matters which could cause TCNZ's performance to differ from any forward looking statements in this release. Please read this release in the wider context of material previously published by TCNZ and filed with the SEC.